UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-06605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(k) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2015 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2015 and 2014, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

FINANCIAL STATEMENTS AND EXHIBIT

Report of Independent Registered Public Accounting Firm	Page 1

(a) FINANCIAL STATEMENTS

Financial Statements as of and for the Years Ended December 31, 2015 and 2014

Statements of Net Assets Available for Plan Benefits	Page 2

Statement of Changes in Net Assets Available for Plan Benefits	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2015	Page 12

Signature

(b) EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equifax Inc. Group Plans Administrative Committee

Equifax Inc. 401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule, the Schedule of Assets (Held at End of Year), as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Smith & Howard

Atlanta, GA

June 22, 2016

EQUIFAX INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2015 AND 2014

	2015	2014
Investments, at fair value	$583,856,002	$542,605,118

Notes receivable from participants	10,288,867	9,402,484

Contributions receivable:
Participant contributions	2,764	134,387
Employer contributions	23,397,694	20,552,890
Other receivable	328	315,018

Total contributions receivable	23,400,786	21,002,295

Net assets available for Plan benefits	$617,545,655	$573,009,897

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2015

Additions:
Contributions:
Employer	$23,399,765
Participant	33,513,726
Rollovers	4,767,164

61,680,655

Investment income:
Interest and dividends	19,950,001
Net appreciation in fair value of investments	4,861,220

24,811,221

Interest income on notes receivable from participants	423,026

Total additions	86,914,902

Deductions:
Administrative and other expenses	(93,983)
Benefits paid to participants	(42,285,161)

Total deductions	(42,379,144)

Increase in net assets available for Plan benefits	44,535,758

Net assets available for Plan benefits:
Beginning of year	573,009,897

End of year	$617,545,655

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions. In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. All U.S. salaried and hourly employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the “Company”) are eligible to participate in the Plan immediately upon employment. The Plan was restated, effective January 1, 2016.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

The Company matches 100% of the first 4% the employee contributes unless the employee is grandfathered into the Supplemental Retirement Plan for Executives of Equifax Inc. If the employee is grandfathered into the Supplemental Retirement Plan for Executives of Equifax Inc., the Company match is 50% on the first 6%.

There is a Direct Company Contribution for non-grandfathered employees. The direct contribution ranges from 1.5% to 4.0% of eligible compensation based upon the employee’s credited years of service with the Company.

Matching contributions are invested according to Company match investment elections or the participant pre-tax investment elections. If no investment elections are on file, matching contributions are invested into the FIAM Target Date funds based on the ages of the affected participants. Matching of after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, are deductible under the Internal Revenue Code of 1986, as amended (the “IRC”), or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

Participants’ accounts (including all Company match and employee contributions and earnings thereon) are at all times vested with such participants. The Direct Company Contribution is subject to a three year “cliff” vesting schedule based upon credited years of service when the employee terminates employment.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Administration

The trustee of the Plan is Fidelity Management Trust Company (“Trustee” or “Fidelity”). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company’s Board of Directors and oversees the Plan’s assets and operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as common/collective trust funds. In addition, the participants have the option to invest their contributions in Equifax Inc. common stock.

Benefits

Prior to a participant attaining age 59 1⁄2, in-service withdrawals from the pre-tax portion of a participant’s account are permitted only on the basis of financial hardship. Once participants attain age 59 1⁄2, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant’s employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant’s account balance. This lump-sum distribution is payable in cash.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant’s account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s net earnings or losses, Company contributions, and the participant’s contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings or losses are based on relative account balances and investment elections, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

The Plan permits loans to be made to participants which are secured by balances in the participant’s account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the first day of the calendar quarter in which the loan is taken. Interest rates range from 4.25% to 10.25% for notes outstanding at December 31, 2015. Loan fees for setup and maintenance are paid by the participant.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF THE PLAN (continued)

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Plan management does not expect the provision of ASU 2015-07 to have a material impact on the financial statements.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (Consensuses of the FASB Emerging Issues Task Force). Part I of ASU 2015-12 is not applicable to the Plan. Part II eliminates the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and individual investments that represent 5% or more of net assets available for plan benefits. Part III of ASU 2015-12 is not applicable. Plan management reviewed ASU 2015-12 and decided to early adopt Part II of the standard as they believe it will simplify Plan accounting and its presentation in the financial statements. Part II is to be applied retrospectively. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-12.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments in mutual funds, common stock and some common/collective trust funds are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and notes receivable fees, are paid by the Company. The expenses for administration include the fees and expenses of the Plan’s Trustee.

Revenue Sharing

Effective October 1, 2013, the Plan was amended to included revenue sharing, where recordkeeping revenue earned in connection with Plan services that exceeds agreed-upon compensation will be returned to the Plan on a quarterly basis and placed in an “ERISA Account.” The ERISA Account is invested in the Fidelity Retirement Government Money Market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Plan Benefits. The balance of the ERISA Account was $204,807 and $263,661 as of December 31, 2015 and 2014, respectively. The Plan allows for the calculated excess in the ERISA Account, as determined by the Committee, to be allocated to participant accounts pro rata in proportion to their account balances. On October 16, 2015, $263,661 was taken out of the ERISA Account and allocated to participant accounts.

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 - FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2015 and 2014. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Money Market Mutual Funds

Money market mutual funds are valued using the amortized cost method of valuation or penny-rounding method of pricing as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended, which approximates their fair value.

Common/Collective Trust Funds

Common/Collective Trust Funds are valued at the NAV based on the last reported sales price of the underlying investments held. The Plan’s interest in the collective trusts is based on information reported by the investment advisor using the audited financial statements of the collective trusts. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 3 - FAIR VALUE MEASUREMENTS (continued)

Basis of Fair Value Measurement (continued)

The tables below represent fair value measurement hierarchy of the Plan investment assets at fair value as of December 31:

	2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$337,216,253	$—	$—	$337,216,253
Company Common Stock	83,326,332	—	—	83,326,332
Common/Collective Trust Funds	—	163,313,417	—	163,313,417

Total	$420,542,585	$163,313,417	$—	$583,856,002

	2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$461,332,451	$—	$—	$461,332,451
Company Common Stock	67,328,074	—	—	67,328,074
Common/Collective Trust Fund	—	13,944,593	—	13,944,593

Total	$528,660,525	$13,944,593	$—	$542,605,118

NOTE 4 - SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 10% or more of the Plan’s total investments as of December 31 are as follows:

	2015	2014
Employer Stock	$83,326,332	$67,328,074
Spartan 500 Index Inst	74,361,382	65,921,846

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan has received an updated determination letter from the Internal Revenue Service dated July 29, 2013 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 748,172 and 832,524 shares of Equifax Inc. common stock at December 31, 2015 and 2014, respectively, with a fair value of $83,326,332 and $67,328,074, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. All transactions in Equifax Inc. common stock qualify as party-in-interest transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and common/collective trust funds issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and common/collective trust funds prior to any fund and/or trust being allocated investment earnings or losses.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31, 2014:

Net assets available for plan benefits per the financial statements	$573,009,897
Other	206,845

Net assets available for plan benefits per Form 5500	$573,216,742

The following is a reconciliation of total investment income and expenses per the Plan financial statements to the amounts reflected in the Form 5500 as filed by the Company for the Plan year ended of December 31, 2015:

Net investment income and interest income on notes receivable from participants per the financial statements	$25,234,247
Less: Other	(206,845)

Total income on investments per Form 5500	$25,027,402

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NOTE 9 - SELF-CORRECTION PROGRAM

The Plan filed under the Self-Correction Program (“SCP”) of the Employee Plans Compliance Resolution Program (Internal Revenue Procedure 2015-12) to correct the below described operational error. The direct company contribution was calculated incorrectly for one participant, resulting in an under-match of the participant. The error occurred in the 2015 Plan year, and the aggregate was an insignificant operational error allowing for correction under the SCP. The Company fully corrected the error in 2016. The Company believes the Plan has maintained its tax-exempt status.

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2015

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	ABF	International Equity PA	N/A	$6,660,171
*	Equifax	Employer Stock	N/A	83,326,332
*	Fidelity	Diversified International K	N/A	20,990,171
*	Fidelity	Equity Income K	N/A	21,019,259
*	Fidelity	JP Morgan Midcap value	N/A	33,283,290
*	Fidelity	Low-Priced Stock K	N/A	24,334,553
*	Fidelity	Pyramis Cor LFC 2010 V	N/A	6,138,496
*	Fidelity	Pyramis Cor LFC 2015 V	N/A	82,875
*	Fidelity	Pyramis Cor LFC 2020 V	N/A	29,653,086
*	Fidelity	Pyramis Cor LFC 2025 V	N/A	1,572,407
*	Fidelity	Pyramis Cor LFC 2030 V	N/A	52,225,686
*	Fidelity	Pyramis Cor LFC 2035 V	N/A	717,537
*	Fidelity	Pyramis Cor LFC 2040 V	N/A	32,729,841
*	Fidelity	Pyramis Cor LFC 2045 V	N/A	707,346
*	Fidelity	Pyramis Cor LFC 2050 V	N/A	20,325,885
*	Fidelity	Pyramis Cor LFC 2055 V	N/A	252,041
*	Fidelity	Pyramis Cor LFC 2060 V	N/A	108,729
*	Fidelity	Pyramis Cor LFC Inc V	N/A	3,977,150
*	Fidelity	Real Estate Inv	N/A	9,454,403
*	Fidelity	Retirement Government Money Market	N/A	18,726,037
*	Fidelity	Spartan 500 Index Inst	N/A	74,361,382
*	Fidelity	Managed Income Portfolio	N/A	14,822,338
*	Fidelity	Spartan International Index	N/A	16,449,361
*	Fidelity	Spartan Small Cap Index	N/A	6,748,939
*	Fidelity	Spartan US Bond Index	N/A	24,584,012
	Morgan Stanley Instl	Emerging Markets	N/A	5,125,352
	Morgan Stanley Instl	Growth I	N/A	35,227,648
	Morgan Stanley Instl	Midcap Growth Adv	N/A	13,458,634
	PIMCO	Total Return Instl	N/A	16,843,282
	RS Partners	Small Cap Blend	N/A	9,143,558
	Van Eck	Global Hard Asset	N/A	806,201

				583,856,002
*	Participants	Notes Receivable with variable maturities and interest rates from 4.25% to 10.25%	N/A	10,288,867

Total Investments Held at End of Year				$594,144,869

*	Party-in-interest to the Plan as defined by ERISA.

Note: Cost information has not been included in Column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Equifax Inc. Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 22, 2016	By:	/s/ G. Kent Lingerfelt
G. Kent Lingerfelt Senior Vice President – Compensation and Benefits; Member of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm